UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, July 15th, 2021

Messrs

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175

Issuers Submanagment

Present

Messrs

BOLSAS Y MERCADOS ARGENTINAS S.A.

Sarmiento 299

Buenos Aires City

Present

Ref Edenor S.A.: Material Fact

Of our highest consideration:

On behalf of Empresa Distribuidora y Comercializadora Norte S.A., I hereby address you the communication received by Empresa de Energía del Cono Sur (EDELCOS)

Kind regards,

Gabriela L. Chillari

Empresa Distribuidora y Comercializadora Norte S.A.

Attorney-in-fact

Buenos Aires City, July 15th, 2021

Messrs

Comisión Nacional de Valores

S/D

25 de Mayo 175

Buenos Aires City

Present

Ref .: Material Fact Report - Change of control due to sale of controlling stake

Dear Sirs

We hereby address you in accordance with what is required in Article 7, Chapter II, Title III of the National Securities Comission (“CNV”) Regulations (TO 2013) (the “CNV Regulations”), in order to inform that on June 30th, 2021, Pampa Energía SA transferred to Empresa de Energía del Cono Sur S.A. (“Edelcos”) which acquired all the Class A shares of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”), representing 51% of the share capital and votes of said company (the “Transaction”).

Likewise, it is reported that (i) the highest price that Edelcos paid for the negotiable securities, during the twelve (12) months prior to the start date of the period during which the offer must be made, is $ 21.79, and (ii) the average price of the negotiable securities during the semester immediately prior to the date hereof is $ 29.34.

In accordance with the provisions of Article 9, Title III, Chapter II of the CNV Regulations, Edelcos will announce, within the term established by such regulations, the launch of a mandatory takeover bid addressed to all Edenor shareholders, holders of Class B and Class C shares with a par value of one peso ($ 1) each and with the right to one vote per share currently issued and outstanding, free and exempt from any encumbrance, pledge or precautionary measure and that are not directly owned or indirect of the Offeror at the time of the offer.

Without further ado, I greet you very kindly.

Empresa de Energía del Cono Sur S.A.

Ricardo Nicolas Mallo Huergo

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: July 16, 2021